

July 2, 2010

Mr. Michael V. Lewis
Chief Executive Officer
RealD Inc.
100 N. Crescent Drive, Suite 120
Beverly Hills, CA 90210

  **Re: RealD Inc.
    Amendment No. 3 to Form S-1
    Filed on June 29, 2010
    File No. 333-165988**

Dear Mr. Lewis:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's discussion and analysis of financial condition…, page 37

Quarterly results and seasonality, page 53

1. We note your discussion of Adjusted EBITDA. Please discuss your expectation of the most directly comparable GAAP measure, net income (loss).

Principal and selling stockholders, page 136

2. Where you have not done so already, please identify the natural person(s) who exercise voting and investment control over RealD shares beneficially owned or being sold by the entities listed in the table.

Underwriting, page 153

Directed share program, page 156

3. You disclose that you have "agreed to indemnify Piper Jaffray & Co., BMO Capital Markets Corp. and the underwriters in connection with the directed share program, including for the failure of any participant to pay for its shares." Please provide your analysis of why this agreement is consistent with a firm commitment underwriting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me with any other questions.

Sincerely,

/s/ Kathleen Krebs
    for
Larry Spirgel
Assistant Director

cc: C. Thomas Hopkins, Esq.,
       Sheppard, Mullin, Richter & Hampton LLP
       Via Facsimile: (805) 879-1872